UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2022

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Second Quarter Results 2022

Azul Reports All-Time Record Revenue and RASK in 2Q22
Total Revenue reached R$3.9 billion, up 131% year over year and up 50% vs. 2Q19

São Paulo, August 11, 2022 – Azul S.A., “Azul” (B3:AZUL4, NYSE:AZUL), the largest airline in Brazil by number of cities and departures, announces today its results for the second quarter of 2022 (“2Q22”). The following financial information, unless stated otherwise, is presented in Brazilian reais and in accordance with International Financial Reporting Standards (IFRS).

Financial and Operating Highlights

▪	Operating revenues reached an all-time record of R$3.9 billion in 2Q22, seasonally the weakest quarter of the year. Our top-line revenue more than doubled compared to 2Q21 and increased an impressive 50% compared to 2Q19. This was the third consecutive quarter with net revenues above pre-pandemic levels.
▪	PRASK and RASK increased 57.3% and 44.5% respectively year over year, even with a 59.6% growth in capacity, mostly due to the sustainable competitive advantages of our business model, which allowed us to continue raising fares to offset record-high fuel prices.
▪	Our other business units Azul Cargo, Azul Viagens and TudoAzul continued their outstanding performance, each one reaching all-time record revenues in 2Q22.
2Q22 Highlights	2Q22	2Q21[1]	Change
Total operating revenues	3,924.8	1,702.4	130.5%
Operating income (loss)	136.5	(400.2)	536.6
Operating margin	3.5%	-23.5%	+27.0 p.p.
EBITDA	614.6	(50.9)	665.5
EBITDA margin	15.7%	-3.0%	+18.6 p.p.
Average fare (R$)	518.8	316.0	64.2%
RASK (cents)	40.29	27.88	44.5%
PRASK (cents)	36.53	23.22	57.3%
Yield (cents)	46.40	30.28	53.2%
CASK (cents)	38.89	34.44	12.9%
CASK ex-fuel (cents)	21.46	24.46	-12.3%
Fuel cost per liter	5.69	3.15	80.9%

¹ Operating results were adjusted in 2Q21 for non-recurring items recorded under other expenses netting R$1.7 million from COVID-19 related aircraft redeliveries expenses and revised non-cash provisions, partially offset by the reversal of an impairment loss of E1s that have returned to the fleet as dedicated freighters.

▪	EBITDA reached R$614.6 million in the quarter, representing a margin of 15.7%. Adding fuel hedge gains in the quarter of R$265.0 million, EBITDA would have been R$879.6 million, 20.0% above 2Q19, and representing a margin of 22.4%. Operating income was R$136.5 million in the quarter, representing a margin of 3.5%.
▪	CASK in 2Q22 was 38.89 cents, up 12.9% compared to 2Q21, mainly due to the 80.9% increase in fuel prices and 11.9% inflation over the last twelve months. CASK ex-fuel decreased 12.3% versus 2Q21, driven by our fleet transformation, cost reduction initiatives, productivity gains implemented during the past two years, and our capacity increase. Productivity measured in ASKs per full-time employee increased 10.6% versus 2Q19, and fuel consumption per ASK dropped 10.4% in the same period, as a result of our more efficient operation and next-generation fleet.
▪	Our immediate liquidity position was R$4.0 billion, R$530 million higher than 1Q22. In the quarter, our operational cash inflows surpassed operating cash outflows by over R$2.1 billion, and we continued our deleveraging process with R$1.2 billion in payments of current and deferred leases and repayments of debt.
▪	In June 2022, Cirium named Azul the most on-time mainline carrier in Latin America and the third in the world, with an on-time performance of 89.3%. Azul was also the most on-time airline in the Americas and maintains the highest customer satisfaction rate in Brazil and one of the highest in the world.

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Second Quarter Results 2022

Management Comments

As always, I would like to start by recognizing our crewmembers for the incredible work during this quarter. I could not be prouder of our team, which led Azul to be not only the most on-time airline in the Americas, but also the airline with one of the highest customer satisfaction metrics in the world. This performance is even more impressive as we accomplished this, at the same as time we increased our productivity, generating 11% more ASKs per FTE when compared to 2019, delivering on our commitment to emerge as a more efficient airline. We also had one of the fastest demand recoveries in the world, and we fly to roughly triple the number of destinations served by our competitors. The recognition of our customers clearly demonstrates the power of our service-oriented culture.

Azul is connecting Brazil like never before. Our service to more than 150 destinations contributes significantly to Brazil’s development by providing opportunity, employment, trade links and promoting tourism all over the country. Our network capillarity is unique and is supported by a flexible fleet, enabling us to deploy the right aircraft in the right market. Also, 70% of our capacity comes from next-generation aircraft, contributing to reduce carbon emissions in line with our environmental commitment.

The second quarter of 2022 proved once again the strength of our business model. Our top-line revenues more than doubled compared to the same period last year, reaching R$3.9 billion in the quarter, an all-time record for any quarter in our history. This also represents an impressive 50% increase versus 2Q19. While geopolitical volatility led to higher fuel prices and the devaluation of the Brazilian real, we demonstrated once again our disciplined capacity deployment by focusing our growth in markets where we are strong.

We saw significant increase in our unit revenues, with an increase of 57% and 44% in PRASK and RASK respectively, even with a 60% growth in our total capacity compared to the second quarter of 2021. Most of our growth comes from our fleet transformation, which allows us to expand capacity at the same time as we reduce costs by replacing our aircraft with larger and more fuel-efficient next-generation aircraft. In the quarter, our average aircraft gauge was 11% higher than 2Q19.

We continued to efficiently manage our costs during the quarter. Compared to 2Q21, our unit cost ex-fuel decreased 12%, mainly driven by our cost reduction initiatives and productivity gains implemented during the past two years. Productivity measured in ASKs per full-time employee increased 43% compared to the same period last year and 11% versus 2Q19. Fuel consumption per ASKs dropped 10% versus 2Q19. We are only halfway through our fleet transformation, and therefore we should continue expanding margins over the next few years.

Our business units Azul Cargo, Azul Viagens and TudoAzul further extend our competitive advantages. These are all fast-growing, high-margin businesses, contributing to expand our industry-leading margins by leveraging the strength of our network and the flexibility of our fleet. Each one of these businesses is generating well over R$1 billion in net revenue per year, and each one is completely unencumbered.

In the quarter, our operating cash inflows surpassed outflows by R$2.1 billion. Total liquidity remained strong at R$7.0 billion, and we ended the quarter with R$4.0 billion in immediate liquidity, an impressive increase of R$530 million compared to the previous quarter even after paying R$1.7 billion in leases, loans, deferral repayments, interest and capital expenses. We reduced our leverage by 1.5 point in the quarter to 6.2x, and have the lowest leverage among our peers, even under different methodologies such as using 7x rent to capitalize leases. We remain confident in our ability to continue our deleveraging process over the next few quarters.

Another important development during 2Q22 was the decision by the regulatory agency ANAC regarding slot distribution in Sao Paulo’s Congonhas airport, one of the busiest in Latin America. The combination of this new rule along with an increase in Congonhas’ capacity ahead of its privatization will markedly benefit customers by increasing their options at this airport. We believe that through these initiatives Azul will more than double its daily departures at Congonhas over the next two years.

Demand for Azul’s products and services has never been stronger, and we remain excited and optimistic about the revenue opportunities ahead of us. We are very much looking forward to the second semester of the year, seasonally our strongest period, and this should provide us with great momentum into a much more profitable 2023.

John Rodgerson, CEO of Azul S.A.

2

Second Quarter Results 2022

Consolidated Financial Results

The following revised income statement and operating data should be read in conjunction with the quarterly results comments presented below.

Income statement (R$ million)¹	2Q22	2Q21	% Δ
Operating Revenues
Passenger revenue	3,558.4	1,417.4	151.0%
Cargo revenue and others	366.3	284.9	28.6%
Total operating revenues	3,924.8	1,702.4	130.5%
Operating Expenses
Aircraft fuel	1,698.2	609.4	178.7%
Salaries, wages and benefits	451.5	421.2	7.2%
Depreciation and amortization	478.2	349.3	36.9%
Landing fees	223.7	138.8	61.2%
Traffic and customer servicing	150.8	80.0	88.4%
Sales and marketing	157.8	74.4	112.1%
Maintenance and repairs	168.3	141.3	19.1%
Other operating expenses	459.9	288.1	59.6%
Total operating expenses	3,788.3	2,102.5	80.2%
Operating income (loss)	136.5	(400.2)	n.a.
Operating margin	3.5%	-23.5%	n.a.
EBITDA	614.6	(50.9)	n.a.
EBITDA margin	15.7%	-3.0%	n.a.
Financial Result²
Financial income	42.1	29.2	44.2%
Financial expense	(1,069.6)	(824.9)	29.7%
Derivative financial instruments	281.9	(10.8)	n.a.
Foreign currency exchange, net	(2,015.4)	2,279.5	n.a.
Income (loss) before income taxes²	(2,624.6)	1,074.1	n.a.
Income tax and social contribution	-	-	n.a.
Deferred income tax and social contribution	-	-	n.a.
Net income (loss)²	(2,624.6)	1,074.1	n.a.
Net margin	-66.9%	63.1%	n.a.
Adjusted Net income (loss)³	(721.4)	(1,190.5)	-39.4%
Adjusted net income (loss) margin³	-18.4%	-69.9%	+51.6 p.p.
Fully diluted shares	465.6	406.0	14.7%
Diluted EPS	(5.64)	2.65	n.a.
Diluted EPS (US$)	(1.14)	0.50	n.a.
Diluted EPADR (US$)	(3.43)	1.50	n.a.
Adjusted EPS³	(1.55)	(2.93)	-47.2%
Adjusted EPS³ (US$)	(0.31)	(0.55)	-43.2%
Adjusted EPADR (US$)³	(0.94)	(1.66)	-43.2%

¹ 2Q21 operating expenses were adjusted for non-recurring items recorded under other expenses netting R$1.7 million from COVID-19 related aircraft redeliveries expenses and revised non-cash provisions, partially offset by the reversal of an impairment loss of E1s that have returned to the fleet as dedicated freighters.

² Financial results adjusted for convertible debentures expenses.

³ Net income (loss) and EPS/EPADR adjusted for unrealized derivative results and foreign currency exchange rate. One ADR equals three preferred shares (PNs).

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Second Quarter Results 2022

Operating Data	2Q22	2Q21	% Δ
ASK (million)	9,741	6,105	59.6%
Domestic	8,571	5,653	51.6%
International	1,170	453	158.4%
RPK (million)	7,670	4,681	63.8%
Domestic	6,666	4,443	50.0%
International	1,004	238	322.0%
Load factor (%)	78.7%	76.7%	+2.1 p.p.
Domestic	77.8%	78.6%	-0.8 p.p.
International	85.8%	52.5%	+33.3 p.p.
Average fare (R$)	518.8	316.0	64.2%
Passengers (thousands)	6,858	4,485	52.9%
Block hours	129,655	78,435	65.3%
Aircraft utilization (hours per day)	8.7	6.2	40.8%
Departures	77,219	46,885	64.7%
Average stage length (km)	1,077	1,055	2.1%
End of period operating passenger aircraft	167	161	3.7%
Fuel consumption (thousands of liters)	298,444	193,700	54.1%
Fuel consumption per ASK	30.6	31.7	-3.4%
FTE	13,193	11,815	11.7%
End of period FTE per aircraft	79	73	7.7%
Yield (cents)	46.40	30.28	53.2%
RASK (cents)	40.29	27.88	44.5%
PRASK (cents)	36.53	23.22	57.3%
CASK (cents)	38.89	34.44	12.9%
CASK ex-fuel (cents)	21.46	24.46	-12.3%
Fuel cost per liter	5.69	3.15	80.9%
Break-even load factor (%)	76.0%	94.7%	-18.7 p.p.
Average exchange rate	4.93	5.30	-7.0%
End of period exchange rate	5.24	5.00	4.7%
Inflation (IPCA/LTM)	11.89%	8.35%	+3.5 p.p.
WTI (average per barrel, US$)	108.52	66.10	64.2%
Heating Oil (US$)	403.50	199.99	101.8%

¹ 2Q21 operating expenses were adjusted for non-recurring items.

Operating Revenue

In 2Q22, Azul had an all-time record operating revenue of R$3.9 billion, compared to R$1.7 billion in the same period last year and representing an increase of 130.5%, or 49.9% up when compared to 2Q19.

Passenger revenue also reached an all-time record, increasing 151.0% on 59.6% higher total capacity compared to the same period last year. Compared to 2Q19, passenger revenue was up 43.0%, even with international and corporate traffic not yet fully recovered.

PRASK increased 57.3% compared to 2Q21 and 19.8% compared to 2Q19, driven by higher yields, mostly due to our rational capacity deployment and the sustainable competitive advantages of our business model, which allowed us to continue raising fares to offset record-high fuel prices.

Cargo and other revenues increased 28.6% year over year, totaling R$366.3 million in 2Q22 driven by strong demand for our logistics solutions and our exclusive network. Compared to 2Q19, cargo and other revenues almost tripled. As a result, total RASK increased 44.5% and 25.5% compared to 2Q21 and 2Q19, respectively.

4

Second Quarter Results 2022

R$ cents	2Q22	2Q21	% Δ
Operating revenue per ASK
Passenger revenue	36.53	23.22	57.3%
Cargo revenue and others	3.76	4.67	-19.4%
Operating revenue (RASK)	40.29	27.88	44.5%
Operating expenses per ASK¹
Aircraft fuel	17.43	9.98	74.7%
Salaries, wages and benefits	4.63	6.90	-32.8%
Depreciation and amortization	4.91	5.72	-14.2%
Landing fees	2.30	2.27	1.0%
Traffic and customer servicing	1.55	1.31	18.1%
Sales and marketing	1.62	1.22	32.9%
Maintenance materials and repairs	1.73	2.32	-25.4%
Other operating expenses	4.72	4.72	0.0%
Total operating expenses (CASK)	38.89	34.44	12.9%
Operating income per ASK (RASK/CASK)	1.40	(6.55)	n.a.

¹ 2Q21 operating expenses were adjusted for non-recurring items.

Operating Expenses

In 2Q22, Azul recorded operating expenses of R$3.8 billion compared to R$2.1 billion in 2Q21, representing an increase of 80.2% mainly driven by an 80.9% increase in jet fuel prices in addition to our capacity increase of 59.6%, partially offset by lower fuel burn enabled by our fleet transformation, higher productivity and cost reduction initiatives. Compared to 2Q21, productivity measured in ASKs per full-time employees increased 42.9%, and fuel burn per ASK reduced 3.4% as a result of our more efficient operation and next-generation fleet.

Compared to 2Q19, total operating expenses increased 67.1%, mostly driven by a 112.4% increase in jet fuel prices and the 25.7% average depreciation of the Brazilian real against the US dollar, partially offset by higher productivity and cost reduction initiatives. Compared to 2Q19, productivity measured in ASKs per full-time employees increased 10.6%, and fuel burn per ASK reduced 10.4%.

The breakdown of our main operating expenses compared to 2Q21 is as follows:

▪	Aircraft fuel totaled R$1,698.2 million, mostly due to a 80.9% increase in jet fuel price per liter and a 59.6% increase in total capacity, partially offset by the reduction in fuel consumption per block hour as a result of our more efficient next-generation fleet.
▪	Salaries, wages and benefits increased 7.2% to R$451.5 million, mainly due to an 11.7% increase in full-time employees (FTE) compared to 2Q21 to support our capacity increase of 59.6%, partially offset by higher employee productivity. On a per-ASK basis, salaries, wages and benefits decreased 32.8% versus 2Q21.
▪	Depreciation and amortization increased 36.9% or R$128.9 million, driven by the increase in the size of our fleet compared to 2Q21 and the change in our redelivery cost provisioning policy.
▪	Landing fees increased 61.2% or R$84.9 million, mostly due to the 65.3% increase in block hours and 64.7% increase in departures, in addition to the 11.89% inflation over the last 12 months.
▪	Traffic and customer servicing increased 88.4% or R$70.8 million, primarily due to the 52.9% increase in the number of passengers in 2Q22 compared to 2Q21, the resumption of Azul’s renowned onboard service after a two-year suspension due to the pandemic, and the inflation in the period.
▪	Sales and marketing increased 112.1% or R$83.4 million, mostly driven by the 130.5% growth in revenue, which increased sales commissions and cargo express shipments, which have higher commission fees.

5

Second Quarter Results 2022
▪	Maintenance and repairs increased 19.1% or R$26.9 million compared to 2Q21, mostly due to a 65.3% increase in block hours which resulted in higher number of maintenance events in the quarter, partially offset by a higher share of maintenance checks performed in-house and a 7.0% average appreciation of the real against the dollar.
▪	Other operating expenses increased 59.6% or R$171.7 million, mainly driven by the 59.6% increase in capacity, the additional expenses related to the growth of our cargo business and the 11.89% inflation in the past 12 months, partially offset by the appreciation of the real against the dollar.

Non-Operating Results

Net financial results (R$ million)¹	2Q22	2Q21	% Δ
Net financial expense	(1,027.6)	(794.4)	29.4%
Derivative financial instruments	281.9	(10.8)	n.a.
Foreign currency exchange, net	(2,015.4)	2,279.5	n.a.
Net financial results	(2,761.1)	1,474.3	n.a.

¹ Excludes convertible debentures expenses.

Net financial expenses were R$1,027.6 million in the quarter, mainly from the R$591.8 million interest on leases and the increase in the Brazilian risk-free rate to an annual average of 12.4% in 2Q22.

Derivative financial instruments resulted in a net gain of R$281.9 million in 2Q22 mostly due to a fuel hedge gain recorded during the period. As of June 30, 2022, Azul has hedged 15.0% of its expected fuel consumption for the next twelve months by using mostly heating oil derivatives.

Foreign currency exchange, net. Azul recorded a non-cash foreign currency loss of R$2,015.4 million in 2Q22 due to the 10.6% end of period depreciation of the Brazilian real against US dollar in the quarter, resulting in an increase in loans and lease liabilities denominated in foreign currency.

Liquidity and Financing

Azul ended the quarter with R$4.0 billion in immediate liquidity, including cash and cash equivalents, fuel hedge gains, accounts receivable and short-term investments. This represents an increase of R$530 million quarter over quarter even after paying R$1.7 billion in leases, loans, deferral repayments, interest and capital expenses. This immediate liquidity represented 29.4% of our last twelve months’ revenue. Total liquidity including deposits, maintenance reserves, long-term investments and receivables was R$7.0 billion as of June 30, 2022. This does not include spare parts or other unencumbered assets such as TudoAzul, Azul Cargo and Azul Viagens.

Liquidity (R$ million)	2Q22	1Q22	% Δ
Cash, cash equivalents and short-term investments	2,034.5	1,859.3	9.4%
Accounts receivable and fuel hedge gains	1,952.3	1,596.8	22.3%
Immediate liquidity	3,986.8	3,456.1	15.4%
Cash as % of LTM revenues	29.4%	30.5%	-1.1 p.p.
Long-term investments and receivables	847.5	876.2	-3.3%
Security deposits and maintenance reserves	2,192.3	1,877.1	16.8%
Total Liquidity	7,026.6	6,209.3	13.2%

6

Second Quarter Results 2022

We have no significant debt repayments in the next two years and have no restricted cash. The chart below converts our dollar-denominated debt to reais using the quarter-end foreign exchange rate of 5.24:

¹ Excludes convertible debentures.

Gross debt increased 8.2% or R$ 1,652.9 million compared to March 31, 2022, mostly due to the 10.6% end of period depreciation of the Brazilian real, and R$151.7 million related to new aircraft and engines entering the fleet in the quarter, offset by loans and lease repayments of R$1.2 billion.

As a result, Azul’s leverage ratio measured as net debt to LTM EBITDA decreased an impressive 1.5x in the quarter, from 7.7x to 6.2x. We have the lowest leverage among our peers, even under different methodologies such as using 7x rent to capitalize leases. We are confident in our ability to continue reducing leverage organically to a figure starting with a 5 by the end of 2022, with a 4 by the end of 2023 and with a 3 by the end of 2024.

Loans and financing (R$ million)¹	2Q22	1Q22	% Δ	4Q21	% Δ
Operating lease liabilities	13,023.1	11,804.8	10.3%	13,796.5	-5.6%
Finance lease liabilities	926.4	903.1	2.6%	1,094.1	-15.3%
Other aircraft loans and financing	1,108.4	1,026.0	8.0%	1,205.9	-8.1%
Loans and financing	6,668.6	6,339.6	5.2%	6,939.8	-3.9%
% of non-aircraft debt in local currency	22%	25%	-2.6p.p.	20%	+1.8p.p.
% of total debt in local currency	7%	8%	-1.1p.p.	7%	+0.7p.p.
Gross debt	21,726.5	20,073.6	8.2%	23,036.3	-5.7%

¹ Considers the effect of hedges on debt. Excludes convertible debentures expenses.

As of June 30, 2022, Azul’s average debt maturity excluding lease liabilities and convertible debentures was 2.7 years, with an average interest rate of 8.7%. Average interest rate on local and dollar-denominated obligations were 17.5% and 6.5%, respectively.

7

Second Quarter Results 2022

The table below presents additional information related to our leases. This includes current and deferred lease repayments:

Lease payments (R$ million)	2Q22	1Q22	% Δ	1H22
Operating leases
Payments made	721.6	939.7	-23.2%	1,661.3
Weighted average remaining lease term	7.7	7.8	-1.5%	7.7
Finance leases
Payments made	55.8	60.6	-7.9%	116.4
Weighted average remaining lease term	5.2	5.5	-5.4%	5.2

Azul’s key financial ratios and debt maturity are presented below:

Key financial ratios (R$ million)	2Q22	1Q22	% Δ	4Q21	% Δ
Cash¹	4,834.3	4,332.3	11.6%	5,263.4	-8.2%
Gross debt²	21,726.5	20,073.6	8.2%	23,036.3	-5.7%
Net debt¹²	16,892.2	15,741.3	7.3%	17,772.9	-5.0%
Net debt¹² / EBITDA (LTM)	6.2	7.7	-18.9%	11.2	-44.4%

¹ Includes cash, cash equivalents, receivables, fuel hedge gains, short and long-term investments.

² Excludes convertible debentures.

Fleet and Capital Expenditures

As of June 30, 2022, Azul had a total passenger operating fleet of 167 aircraft and a passenger contractual fleet of 179 aircraft, with an average aircraft age of 7.1 years excluding Cessna aircraft. At the end of 2Q22, the 12 aircraft not included in our operating passenger fleet consisted of 6 ATR subleased to TAP, 3 Embraer E1 subleased to Breeze, 2 Embraer E1 in the process of exiting the fleet and 1 airbus A330neo aircraft in the process of entering service.

Azul ended 2Q22 with approximately 70% of its jet capacity coming from next-generation aircraft, far higher than any competitor in the region.

Passenger Contractual Fleet¹	2Q22	1Q22	% Δ	2Q21	% Δ
Airbus widebody	12	12	-	12	-
Airbus narrowbody	50	49	2.0%	46	8.7%
Embraer E2	9	9	-	9	-
Embraer E1	50	50	-	58	-13.8%
ATR	39	39	-	39	-
Cessna	19	19	-	14	35.7%
Total¹	179	178	0.6%	178	0.6%
Aircraft under operating leases	153	152	0.7%	150	2.0%

¹ Includes 9 subleased aircraft.

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Second Quarter Results 2022

Passenger Operating Fleet	2Q22	1Q22	% Δ	2Q21	% Δ
Airbus widebody	11	11	-	11	-
Airbus narrowbody	50	49	2.0%	46	8.7%
Embraer E2	9	9	-	9	-
Embraer E1	45	45	-	49	-8.2%
ATR	33	33	-	33	-
Cessna	19	19	-	13	46.2%
Total	167	166	0.6%	161	3.7%

Capex

Capital expenditures totaled R$303.2 million in 2Q22, mostly due to the capitalization of engine overhaul events and the acquisition of spare parts in the quarter.

(R$ million)	2Q22	1Q22	% Δ	1H22
Aircraft and maintenance and checks	261.3	184.2	41.9%	445.4
Intangible Assets	30.1	42.8	-29.7%	72.8
Other	11.9	-	n.a.	11.9
CAPEX	303.2	226.9	33.6%	518.3

Environmental, Social and Governance (“ESG”) Responsibility

The table below presents Azul’s key ESG information according to the Sustainability Accounting Standards Board (SASB) standard for the airline industry:

ESG Key Indicators	2Q22	1Q22	% Δ
Environmental
Fuel
Total fuel consumed per ASK (GJ / ASK)	1,151	1,156	-0.45%
Total fuel consumed (GJ x 1000)	11,211	10,480	6.98%
Fleet
Average age of operating fleet¹	7.1	6.9	2.90%
Social
Labor Relations
Employee gender: male	60%	59%	0.02p.p.
Employee gender: female	40%	41%	-0.02p.p.
Employee monthly turnover	1.41%	1.92%	-0.27p.p.
% of employee covered under collective bargaining agreements	100%	100%	-
Volunteers	3,279	2,990	9.67%
Governance
Management
Independent directors	91%	91%	-
Percent of board members that are women	9%	9%	-
Board of directors' average age	60.0	59.9	0.1%
Director meeting attendance	100%	100%	-
Board size	11	11	-
Participation of women in leadership positions	43%	41%	0.1p.p.

¹ Excludes Cessna

9

Second Quarter Results 2022

Conference Call Details

Thursday, August 11th, 2022

11:00 a.m. (EDT) | 12:00 p.m. (Brasília time)

USA: +1 412 717-9627

Brazil: +55 11 4090 1621 or +55 11 4210-1803

Verbal Code: Azul

Webcast: www.voeazul.com.br/ir

Replay:

+55 11 3193-1012

Code: 8622178#

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers more than 900 daily flights to more than 150 destinations. With a passenger operating fleet of more than 160 aircraft and more than 13,000 crewmembers, Azul has a network of more than 300 non-stop routes. In 2020 Azul was awarded best airline in the world by TripAdvisor, the first time a Brazilian Flag Carrier ranked number one in the Traveler’s Choice Awards. For more information visit www.voeazul.com.br/ir.

Contact:

Investor Relations Tel: +55 11 4831 2880 invest@voeazul.com.br	Media Relations Tel: +55 11 4831 1245 imprensa@voeazul.com.br

10

Second Quarter Results 2022

Balance Sheet – IFRS
(R$ million)	June 30, 2022	June 30, 2021	December 31, 2021
Assets	18,529.6	17,386.7	18,533.5
Current assets	5,719.8	6,755.2	5,846.3
Cash and cash equivalents	2,033.6	4,339.1	3,073.8
Short-term investments	0.9	1.0	1.4
Trade and other receivables	1,561.4	1,111.2	997.9
Sublease receivables	97.2	79.4	76.2
Inventories	658.2	479.2	571.9
Security deposits and maintenance reserves	438.8	257.3	410.9
Taxes recoverable	159.1	124.4	109.7
Derivative financial instruments	357.5	68.2	83.2
Prepaid expenses	224.4	152.8	244.4
Other current assets	188.6	142.6	276.9
Non-current assets	12,809.7	10,631.5	12,687.1
Long-term investments	701.9	824.0	906.7
Sublease receivables	145.5	202.5	198.0
Security deposits and maintenance reserves	1,753.5	1,410.0	1,553.5
Derivative financial instruments	186.0	222.9	270.6
Prepaid expenses	390.6	16.4	313.4
Other non-current assets	32.7	228.4	126.1
Right of use assets - leased aircraft and other assets	5,468.5	4,077.5	5,508.9
Right of use assets - maintenance of leased aircraft	787.5	447.0	490.7
Property, equipment and right of use assets	1,970.4	1,879.6	1,961.2
Intangible assets	1,373.1	1,323.2	1,358.0
Liabilities and equity	18,529.6	17,386.7	18,533.5
Current liabilities	13,569.4	10,363.0	11,710.2
Loans and financing	1,272.3	250.5	1,023.4
Current maturities of lease liabilities	3,463.5	3,152.4	3,497.7
Accounts payable	1,722.7	1,413.7	1,530.5
Debtor risk	660.1	301.9	3.7
Air traffic liability	3,981.1	2,564.2	3,063.8
Reimbursement to clients	48.7	213.8	173.7
Salaries, wages and benefits	456.3	550.0	459.7
Insurance premiums payable	33.1	19.9	92.8
Taxes payable	103.1	47.8	150.1
Derivative financial instruments	65.9	78.1	77.5
Provisions	991.3	926.7	977.1
Airport Fees	686.9	553.0	506.3
Other accounts payable	84.2	290.8	154.0
Non-current liabilities	23,077.0	22,766.3	25,156.2
Loans and financing	7,954.1	9,647.0	8,995.3
Long-term obligations under lease liabilities	10,486.0	9,775.6	11,392.9
Accounts payable	512.2	445.1	342.2
Derivative financial instruments	129.9	177.7	209.5
Provision	2,378.3	1,862.2	2,522.5
Airport Fees	564.6	420.6	573.4
Other non-current liabilities	1,052.0	438.1	1,120.3
Equity	(18,116.8)	(15,742.5)	(18,333.0)
Issued capital	2,313.9	2,289.3	2,290.9
Advance for future capital increase	0.1	1.0	0.1
Capital reserve	1,954.1	1,959.5	1,946.5
Treasury shares	(12.9)	(17.4)	(12.0)
Accumulated other comprehensive income (loss)	5.8	0.7	5.8
Accumulated losses	(22,377.7)	(19,975.7)	(22,564.3)

11

Second Quarter Results 2022

Cash Flow Statement – IFRS

(R$ million)	2Q22	2Q21	% Δ	1H22	1H21	% Δ
Cash flows from operating activities
Net profit (loss) for the period	(2,480.5)	1,162.1	n.a.	186.6	(1,624.6)	n.a.
Total non-cash adjustments
Depreciation and amortization	478.2	349.3	36.9%	1,000.2	693.0	44.3%
Unrealized derivatives	(592.5)	33.6	n.a.	(898.5)	(44.5)	1917.7%
Exchange gain and (losses) in foreign currency	2,087.4	(2,416.7)	n.a.	(1,337.2)	(690.4)	93.7%
Interest on assets and liabilities, net	1,090.1	776.3	40.4%	1,996.0	1,601.2	24.7%
Provisions	30.2	8.7	248.5%	110.5	12.5	781.9%
Result of lease agreements modification	(16.7)	(4.0)	314.4%	(17.5)	(17.1)	2.1%
Other	(20.6)	(84.8)	-75.7%	(5.2)	(91.7)	-94.3%
Changes in operating assets and liabilities
Trade and other receivables	(259.5)	(258.1)	0.5%	(620.8)	(247.2)	151.1%
Sublease receivables	13.1	13.6	-4.1%	28.0	17.7	58.1%
Security deposits and maintenance reserves	(160.4)	(41.2)	289.7%	(235.5)	(189.6)	24.2%
Prepaid expenses	(71.5)	(3.9)	1747.0%	(130.1)	(14.6)	789.7%
Other assets	(84.1)	(27.5)	205.7%	(83.5)	(86.2)	-3.1%
Derivatives	169.7	4.1	4086.7%	210.9	(14.6)	n.a.
Accounts payable	333.4	(33.2)	n.a.	586.4	157.7	271.9%
Salaries, wages and employee benefits	30.5	136.7	-77.7%	45.9	149.5	-69.3%
Air traffic liability	881.2	230.9	281.6%	788.2	64.1	1129.5%
Payments related to contingencies	(46.5)	(36.0)	29.4%	(84.0)	(65.6)	28.0%
Other liabilities	186.0	136.5	36.2%	2.8	14.0	-80.3%
Interest paid	(466.5)	(165.7)	181.5%	(680.2)	(201.6)	237.4%
Net cash used by operating activities	1,100.9	(219.4)	n.a.	862.9	(578.1)	n.a.

Cash flows from investing activities
Short-term investment	0.6	9.6	-93.5%	0.6	91.0	-99.4%
Acquisition of subsidiary, net of cash acquired	(30.3)	-	n.a.	(30.3)	(20.0)	51.6%
Acquisition of intangible	(30.1)	(26.4)	14.1%	(72.8)	(67.9)	7.2%
Acquisition of property and equipment	(273.1)	(105.6)	158.6%	(457.3)	(281.9)	62.2%
Net cash generated (used in) investing activities	(332.9)	(122.4)	172.0%	(559.9)	(278.8)	100.8%

Cash flows from financing activities
Loans and financing
Proceeds	(12.3)	3,004.1	n.a.	187.7	3,008.9	-93.8%
Repayment	(82.5)	(242.2)	-65.9%	(165.6)	(295.3)	-43.9%
Repayment of lease debt	(559.4)	(289.3)	93.4%	(1,379.9)	(580.3)	137.8%
Capital increase	22.9	1.0	2136.8%	22.9	23.3	-1.8%
Treasury shares	(0.9)	(2.6)	-65.8%	(0.9)	(4.2)	-78.1%
Sales and leaseback	-	-	n.a.	-	21.3	n.a.
Net cash generated (used) in financing activities	(632.2)	2,471.0	n.a.	(1,335.8)	2,173.7	n.a.

Exchange gain (loss) on cash and cash equivalents	40.1	(65.6)	n.a.	(7.5)	(42.517)	-82.5%

Net decrease in cash and cash equivalents	175.9	2,063.6	-91.5%	(1,040.2)	1,274.3	n.a.

Cash and cash equivalents at the beginning of the period	1,857.8	2,275.4	-18.4%	3,073.8	3,064.8	0.3%

Cash and cash equivalents at the end of the period	2,033.6	4,339.1	-53.1%	2,033.6	4,339.1	-53.1%

12

Second Quarter Results 2022

Appendix

Consolidated Financial Results

Appendix Annual Consolidated Financial Results The following revised income statement and operating data should be read in conjunction with the quarterly results comments presented below.

Income statement (R$ million)¹	1H22	1H21	% ∆
Operating Revenues
Passenger revenue	6,401.4	3,015.1	112.3%
Cargo revenue and others	716.4	513.1	39.6%
Total operating revenues	7,117.8	3,528.2	101.7%
Operating Expenses
Aircraft fuel	2,887.2	1,207.0	139.2%
Salaries, wages and benefits	885.7	835.7	6.0%
Depreciation and amortization	1,000.2	693.0	44.3%
Landing fees	422.8	288.1	46.7%
Traffic and customer servicing	283.8	166.7	70.2%
Sales and marketing	284.7	160.5	77.4%
Maintenance and repairs	315.5	235.2	34.1%
Other operating expenses	830.9	556.2	49.4%
Total operating expenses	6,910.7	4,142.5	66.8%
Operating income (loss)	207.1	(614.3)	n.a.
Operating margin	2.9%	-17.4%	n.a.
EBITDA	1,207.3	78.8	1432.9%
EBITDA margin	17.0%	2.2%	+14.7 p.p.
Financial Result²
Financial income	91.0	55.8	63.0%
Financial expense	(2,038.7)	(1,686.4)	20.9%
Derivative financial instruments	491.8	13.3	3584.6%
Foreign currency exchange, net	1,283.0	653.1	96.5%
Income (loss) before income taxes²	34.2	(1,578.4)	n.a.
Income tax and social contribution	-	-	n.a.
Deferred income tax and social contribution	-	-	n.a.
Net income (loss)²	34.2	(1,578.4)	n.a.
Net margin	0.5%	-44.7%	n.a.
Adjusted Net income (loss)³	(1,529.7)	(2,259.4)	-32.3%
Adjusted net income (loss) margin³	-21.5%	-64.0%	+42.5 p.p.
Fully diluted shares	465.6	406.0	14.7%
Diluted EPS	0.07	(3.89)	n.a.
Diluted EPS (US$)	0.01	(0.72)	n.a.
Diluted EPADR (US$)	0.04	(2.17)	n.a.
Adjusted EPS³	(3.29)	(5.57)	-41.0%
Adjusted EPS³ (US$)	(0.65)	(1.03)	-37.4%
Adjusted EPADR (US$)³	(1.94)	(3.10)	-37.4%

¹ Operating results were adjusted for non-recurring items.

² Financial results adjusted for convertible debentures expenses.

³ Net income (loss) and EPS/EPADR adjusted for unrealized derivative results and foreign currency exchange rate. One ADR equals three preferred shares (PNs).

13

Second Quarter Results 2022

Operating Data	1H22	1H21	% Δ
ASK (million)	18,805	13,273	41.7%
Domestic	16,596	12,559	32.1%
International	2,209	715	209.0%
RPK (million)	14,954	10,161	47.2%
Domestic	13,108	9,750	34.4%
International	1,845	412	348.1%
Load factor (%)	79.5%	76.6%	+3.0p.p.
Domestic	79.0%	77.6%	+1.4p.p.
International	83.5%	57.6%	+25.9p.p.
Average fare (R$)	485.3	309.7	56.7%
Passengers (thousands)	13,189	9,735	35.5%
Block hours	246,957	174,762	41.3%
Aircraft utilization (hours per day)	8.4	6.4	32.0%
Departures	145,200	105,471	37.7%
Average stage length (km)	1,101	1,043	5.6%
End of period operating passenger aircraft	167	161	3.7%
Fuel consumption (thousands of liters)	578,057	414,314	39.5%
Fuel consumption per ASK	30.7	31.2	-1.5%
FTE	13,193	11,815	11.7%
End of period FTE per aircraft	79	73	7.7%
Yield (cents)	42.81	29.67	44.3%
RASK (cents)	37.85	26.58	42.4%
PRASK (cents)	34.04	22.72	49.9%
CASK (cents)	36.75	31.21	17.8%
CASK ex-fuel (cents)	21.40	22.12	-3.3%
Fuel cost per liter	4.99	2.91	71.4%
Break-even load factor (%)	77.2%	89.9%	-12.7p.p.
Average exchange rate	5.08	5.39	-5.7%
End of period exchange rate	5.24	5.00	4.7%
Inflation (IPCA/LTM)	11.89%	8.35%	+3.5p.p.
WTI (average per barrel, US$)	101.77	62.12	63.8%
Heating Oil (US$)	355.19	187.37	89.6%

¹ Operating results were adjusted for non-recurring items.

14

Second Quarter Results 2022

R$ cents¹	1H22	1H21	% Δ
Operating revenue per ASK
Passenger revenue	34.04	22.72	49.9%
Cargo revenue and others	3.81	3.87	-1.5%
Operating revenue (RASK)	37.85	26.58	42.4%
Operating expenses per ASK¹
Aircraft fuel	15.35	9.09	68.8%
Salaries, wages and benefits	4.71	6.30	-25.2%
Depreciation and amortization	5.32	5.22	1.9%
Landing fees	2.25	2.17	3.6%
Traffic and customer servicing	1.51	1.26	20.2%
Sales and marketing	1.51	1.21	25.2%
Maintenance materials and repairs	1.68	1.77	-5.3%
Other operating expenses	4.42	4.19	5.5%
Total operating expenses (CASK)	36.75	31.21	17.8%
Operating income per ASK (RASK/CASK)	1.10	(4.63)	n.a.

¹ Operating results were adjusted for non-recurring items.

15

Second Quarter Results 2022

Glossary

Aircraft Utilization
Average number of block hours per day per aircraft operated.

Available Seat Kilometers (ASK)

Number of aircraft seats multiplied by the number of kilometers flown.

Completion Factor

Percentage of accomplished flights.

Cost per ASK (CASK)
Operating expenses divided by available seat kilometers.

Cost per ASK ex-fuel (CASK ex-fuel)

Operating expenses divided by available seat kilometers excluding fuel expenses.

EBITDA

Earnings before interest, taxes, depreciation, and amortization.

FTE (Full-Time Equivalent)

Equivalent number of employees assuming all work full-time.

Load Factor

Number of passengers as a percentage of number of seats flown (calculated by dividing RPK by ASK).

Revenue Passenger Kilometers (RPK)

One-fare paying passenger transported one kilometer. RPK is calculated by multiplying the number of revenue passengers by the number of kilometers flown.

Passenger Revenue per Available Seat Kilometer (PRASK)

Passenger revenue divided by available seat kilometers (also equal to load factor multiplied by yield).

Revenue per ASK (RASK)
Operating revenue divided by available seat kilometers.

Stage Length
The average number of kilometers flown per flight.

Trip Cost
Average cost of each flight calculated by dividing total operating expenses by total number of departures.

Yield

Average amount paid per passenger to fly one kilometer. Usually, yield is calculated as average revenue per revenue passenger kilometer, or cents per RPK.

16

Second Quarter Results 2022

This press release includes estimates and forward-looking statements within the meaning of the U.S. federal securities laws. These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our preferred shares, including in the form of ADSs. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us. In addition, in this release, the words “may,” “will,” “estimate,” “anticipate,” “intend,” “expect,” “should” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Azul is not under the obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. In light of the risks and uncertainties described above, the future events and circumstances discussed in this release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

In this press release, we present EBITDA, which is a non-IFRS performance measure and is not a financial performance measure determined in accordance with IFRS and should not be considered in isolation or as alternatives to operating income or net income or loss, or as indications of operating performance, or as alternatives to operating cash flows, or as indicators of liquidity, or as the basis for the distribution of dividends. Accordingly, you are cautioned not to place undue reliance on this information.

17

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    August 11, 2022

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer